EXHIBIT 99.1

Hydro's Board Seeks Authority for Share Buyback

The Board of Norsk Hydro ASA will at the company's Annual General Meeting 11 May 2004 ask for authorisation to buy back shares.

Under this authorisation, the Board may buy up to 2 808 810 of the company's own shares in the market, over the 18 months period commencing 12 May 2004. Each share may be purchased at prices ranging from NOK 200 to NOK 700 per share.

The Board will at a subsequent General Meeting propose to cancel the purchased shares, with a corresponding writedown of the share capital. Based on an agreement with the Norwegian State, Hydro's largest shareholder, the Board will also propose cancellation of a proportional part of the State's shares. The State's ownership share will therefore remain unaffected by the buyback. The compensation for the State's shares will be determined by the average price paid in the market for the rest of the shares, plus an interest based on NIBOR + 1 percent, calculated from the dates of acquisition of the corresponding shares.

In total, up to 5 million shares may be cancelled, equivalent to around 2 percent of the outstanding shares. The decision to cancel shares must be made with a majority vote of 2/3 of the shares represented at the General Meeting.

Hydro's Ordinary General Meeting in 2003 approved a similar authorisation of share buyback. Under this authorisation, Hydro has purchased 1 484 300 shares in the market. On 15 January 2004, Hydro's Extraordinary General meeting decided to cancel these shares, together with 1 157 922 shares belonging to the Norwegian State. The Board proposes that the remaining part of this authorisation is retracted.

Contacts:

            Tor Steinum              Kjetil Bakken
Telephone   (+47) 22 53 27 31        +47 22 53 23 13
Cellular    (+47) 95 08 39 33        +47 91 889 889
E-mail      Tor.Steinum@hydro.com    kjetil.bakken@hydro.com